Exhibit 1.01
Conflict Minerals Report
as required by Items 1.01 and 1.02 of Form SD

On October 1, 2020, BorgWarner Inc. completed its acquisition of 100% of the outstanding ordinary shares of Delphi Technologies PLC (“Delphi Technologies” or “Delphi”). This Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 is in two sections: (1) there is a report for BorgWarner Inc. and its consolidated subsidiaries other than Delphi Technologies ("BorgWarner", "we", or the “Company”) and (2) there is a report for Delphi Technologies. This report is provided in accordance with Rule 13p-1 under the Securities and Exchange Commission Act of 1934.

BorgWarner

We maintained a cross-functional Conflict Minerals ("CM") team, which reviewed BorgWarner's CM statement and carried out a process to contact suppliers of materials identified by using BorgWarner's Enterprise Approved Sourcing List ("the EASL"). The EASL provides supplemental supplier data and experience gained in earlier years of the Company’s CM reporting.

Based on the data collected from our processes, BorgWarner has no information that tin, tantalum, tungsten and/or gold (“3TG”) that was necessary to the functionality or production of our products either financed or benefited armed groups in the Democratic Republic of the Congo ("DRC") or an adjoining country (together with the DRC, the “Covered Countries”) that shares an internationally recognized border with the DRC (the "Conflict Region").

1. Company and Products Overview

The Company is a global product leader in clean and efficient technology solutions for combustion, hybrid and electric vehicles. BorgWarner’s products help improve vehicle performance, propulsion efficiency, stability and air quality. These products are manufactured and sold worldwide, primarily to original equipment manufacturers (“OEMs”) of light vehicles (passenger cars, sport-utility vehicles, vans and light trucks). The Company's products are also sold to other OEMs of commercial vehicles (medium-duty trucks, heavy-duty trucks and buses) and off-highway vehicles (agricultural and construction machinery and marine applications). We also manufacture and sell our products to certain Tier One vehicle systems suppliers and into the aftermarket for light, commercial, and off-highway vehicles. The Company operates manufacturing facilities serving customers in Europe, North and South America as well as Asia and is an original equipment supplier to many major automotive OEM in the world.

The Company's products fall into two reporting segments: Engine and Drivetrain. The Engine segment's products include turbochargers, timing systems, emissions systems and thermal systems. The Drivetrain segment's products include transmission systems, torque transfer systems and rotating electrical components.

Reasonable Country of Origin Inquiry (“RCOI”)

To determine whether necessary 3TG in BorgWarner products originated in the Conflict Region, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist us in reviewing our supply chain and identifying risks. The Company provided a list composed of suppliers associated with the products which may include 3TG to Assent for upload into the Assent Compliance Manager, a software-as-a-service platform provided by Assent that enables

Exhibit 1.01
users to complete and track supplier communications and allows suppliers to upload completed conflict mineral reporting templates for validation, assessment and management (“ACM”).
To collect data on the sources of materials procured by the supply chain, the Company used the Conflict Minerals Reporting Template (“CMRT”) version 6.01 or higher to conduct a survey of all in-scope suppliers. Follow-up questions were submitted to suppliers through early 2021 to better understand whether products they supply to us contain 3TG, and if so, to better trace the origin of those materials.

During the supplier survey, the Company contacted in-scope suppliers via the ACM. The ACM also provides functionality that meets the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on tantalum, tin, tungsten and gold (the "OECD Guidance") process expectations by evaluating the quality of each supplier response and assigning a score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed, are managed through this platform.

Via the ACM and the Assent team, the Company requested that all in-scope suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template were included. Assent monitored and tracked all communications in the ACM for future reporting and transparency. The Company directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers to complete the CMRT and submit it to Assent.

The Company’s program included automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which help to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of in-scope suppliers. The results of this data validation contribute to the program’s assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted forms are accepted and classified as valid or invalid so that data is retained. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses and direct engagement help through Assent’s multilingual Supplier Experience team. Because some suppliers may remain unresponsive to feedback, the Company tracks program gaps to account for future improvement opportunities.

As of March 20, 2021, there were approximately 491 suppliers in the scope of the Company’s inquiry.

Based on the findings through the RCOI process, the Company received responses from suppliers representing 98% of the Company’s total Annual Purchase Value ("APV"). The Company continues to perform further due diligence on the source and chain of custody of the minerals in question.

Exhibit 1.01
2. Management Systems

2.1 Conflict Minerals Statement

BorgWarner is committed to continuing to operate in a socially responsible manner and expects suppliers throughout its supply chain to supply products and materials from socially responsible sources. To that end, the Company has developed a conflict minerals statement that has been provided to all suppliers and can be found on our internet website at www.borgwarner.com.

2.2 Internal Management Team

BorgWarner's cross-functional team to address CM reporting is composed of representatives from Global Supply Chain Management, Finance, Sales and Marketing, Information Technology, and Law.

3. Steps Taken to Determine Origin of Tin, Tantalum, Tungsten, and/or Gold in the Supply Chain

•BorgWarner reviewed its standard purchase order terms and conditions and concluded that those requirements encompass supplier responsibility to provide CM reporting information.
•The EASL and other supplier data were reviewed and refined by each manufacturing plant on a Company-wide basis.
•As a result of our review, BorgWarner’s Global Supply Chain Management team determined that approximately 491 direct material suppliers of BorgWarner should respond to CM information requests for 2020.

Please refer to the RCOI discussion above for detailed discussion on the Company’s engagement of Assent and the Company’s use of the CMRT to determine the origin of 3TG in the Company’s supply chain.

The use of the CMRT allowed for some elimination of out-of-scope suppliers. Specifically, the first question of the CMRT asked suppliers whether any of the 3TG they use are necessary to the functionality or production of their products. We also periodically reviewed the supplier list to ensure that irrelevant or “out of scope” suppliers were removed from the survey process. We considered the following suppliers to be “out of scope”:

•The company supplies packaging only (excluding labels)
•The company supplies us with items that do not end up in our products (including equipment used to make our products)
•The company is a test lab
•The company is a service provider only

In accordance with OECD Guidance, it is important to understand risk levels associated with 3TG in the supply chain. Smelters or refiners that are not certified as DRC-Conflict Free pose a risk to the Company’s supply chain. Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. BorgWarner does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the Responsible Minerals

Exhibit 1.01
Initiative (“RMI”), and if a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed by the RMI.

Assent also directly contacts smelters and refiners that are not currently enrolled in the Responsible Minerals Assurance Process (“RMAP”) to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

Each facility that meets the RMI’s definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and Covered Countries;
•Known mineral source country of origin;
•RMAP audit status;
•Credible evidence of unethical or conflict sourcing;
•Peer Assessments conducted by credible third-party sources.

As part of our risk management plan under the OECD Guidance, when facilities of concern were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated by the business unit responsible for managing the relationship with the supplier. Through Assent, suppliers with submissions that included any smelters of concern were provided with feedback instructing that supplier to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to the Company. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain. In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Smelters and Refiners

Attached as Appendix A is a list of the 337 smelters and refineries (collectively referred to as “Smelters”) listed by our suppliers in their completed CMRTs that also appear on the lists of Smelters maintained by the RMI. Because most of the CMRTs we received from our suppliers were made on a company or business unit basis, rather than on a product-level basis, we are not able to identify which Smelters actually processed the 3TGs contained in our products. Therefore, our list of processing Smelters may contain more facilities than those that actually processed 3TG contained in our products. All information on Appendix A is based on information made publicly available by the RMI and listed on the RMI website as of April 9, 2021.

From the responses received, we identified a small number of smelters that potentially posed a potential risk. These concerns stem from the combination of risk factors outlined above. For suppliers that identified these specific smelters of concern on their CMRT, we created a new escalation plan. These suppliers were contacted by Assent and BorgWarner to evaluate whether or not these smelters could be connected to BorgWarner’s products. The suppliers were asked to complete a product-level, rather than a company level, CMRT to better identify the connection to products that they supply. Other suppliers were evaluated internally to determine if they were in fact still active suppliers.

Exhibit 1.01
4. Results for Calendar Year 2020

•Based on responses provided to our RCOI, we have no information that 3TG necessary to the functionality or production of our products financed or benefited armed groups in the Conflict Region.

5. Steps BorgWarner Has Taken or Will Take Since the End of Calendar Year 2020

•Based on our evaluation of a supplier's response, we may conduct a more thorough due diligence inquiry, which may include follow-up questions to the supplier and the supplier's sub-suppliers within the supply chain, a review of any mine or smelter certification, a review of specifications and similar activities designed to determine the source of 3TG and whether that source directly or indirectly aids armed groups in the Conflict Region.

•BorgWarner engages with suppliers directly to request that they complete a valid CMRT for the products that they supply to us. With respect to the OECD requirement to strengthen engagement with suppliers, BorgWarner has developed an internal procedure that includes steps of supplier engagement escalation such as in-person meetings and corrective actions. Feedback from this engagement has allowed us to oversee improvements in supplier responses and supplier compliance for this initiative.

•BorgWarner will continue to monitor the state of conflict in the Conflict Region and the availability of conflict-free smelters.

No sector has more complex supply chains than motor vehicle parts manufacturing according to the Motors & Equipment Manufacturers Association. Due to the breadth and complexity of BorgWarner’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of 3TG in the products they supply to us. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard RMI, RMAP, and continuing our outreach efforts, we hope to further develop information from our downstream suppliers.

Delphi Technologies

As used in this section, the term Delphi Technologies refers to Delphi Technologies PLC and its consolidated subsidiaries, but does not include the activities of non-controlled affiliates that are not required to be consolidated.

Executive Summary of the Delphi 2020 Conflict Minerals Program

To determine the sources of 3TG in its supply chain, Delphi performed a RCOI by surveying a significant portion of its supply base for 3TG use. Of the Smelters, 43 were identified as sourcing (“Sourcing Smelters”), or Delphi had a reason to believe they may be sourcing, from the Covered Countries. Delphi then exercised due diligence procedures over these Sourcing Smelters, and as a result identified that 33 of these Sourcing Smelters have been audited and recognized as conformant with RMAP. The remaining 10 Sourcing Smelters (“High Risk Sourcing Smelters”) were subject to Delphi’s risk mitigation process according to the OECD Guidance. Delphi has initiated action with Delphi suppliers for the removal of all 10 of these High Risk Sourcing Smelters from Delphi’s supply chain.

Exhibit 1.01
1.Products

Prior to its acquisition by BorgWarner, Delphi operated as two segments, grouped on the basis of similar product, market and operating factors:

•Powertrain Systems - This segment offered high quality components and complete engine management systems to help optimize performance, emissions, and fuel economy.

•Aftermarket - This segment offered aftermarket products and services to independent aftermarket customers and original equipment service customers.

Following completion of Delphi’s due diligence measures, as described below, it was determined that, like many of Delphi’s peers in the automotive industry, Delphi’s products contain 3TG materials. Delphi considered these 3TG materials necessary to the functionality or production of a significant portion of Delphi’s manufactured products in Delphi’s operating segments. Delphi designed and implemented a Conflict Minerals process, including performance of due diligence measures, to be consistent, in all material respects, with the OECD Guidance.

Reasonable Country of Origin Inquiry

Delphi procures its raw materials and components from a variety of suppliers around the world. Delphi relies on Delphi’s direct suppliers to provide information on the source of the 3TG materials contained in components and materials supplied to Delphi - including sources of 3TG that are supplied to them from upstream suppliers.

To understand the sources of 3TG in Delphi’s supply chain, Delphi performed an RCOI. Delphi’s RCOI process involved two stages: Supplier RCOI, which was designed and performed in accordance with Step 2A of the OECD Guidance, and Smelter RCOI, which was designed and performed in accordance with Steps 2B, C, and D of the OECD Guidance.

Supplier RCOI

Delphi designed its Supplier RCOI process to identify, using reasonable efforts, the smelters of 3TG within Delphi’s supply chain in accordance with Step 2A of the OECD Guidance. Delphi conducted a good faith, risk-based applicability assessment of its supply base to identify those suppliers that were reasonably believed to supply products or components to Delphi that may contain 3TG from one or more of the Covered Countries. Delphi identified the suppliers based on information in its material data system, including the International Material Data System ("IMDS"), and assessments by Delphi purchasing and materials personnel. Delphi's supplier RCOI process included surveying the identified relevant suppliers (which represented 420 Delphi specific suppliers and/or original manufacturers that supply parts and materials for products manufactured by Delphi that Delphi believes may contain 3TG). Delphi’s 2020 RCOI process was designed to include substantially all the parts and materials necessary to the functionality or production of products manufactured by Delphi in 2020. Delphi did not include suppliers of indirect material, such as packaging or office supplies, or providers of services, in its supplier survey.

These relevant suppliers and original manufacturers were contacted, provided with Delphi’s Conflict Minerals policy, and requested to disclose to Delphi the sources of 3TG

Exhibit 1.01
materials used in the products sold to Delphi, including smelter information, via the CMRT version 6.01 or higher developed by the RMI. Delphi reviewed all supplier responses for completeness and accuracy. For suppliers that did not provide adequate responses, where additional follow-up was needed based on the Company’s internal risk assessment methodology, or if responses were not provided in a timely manner, Delphi actively solicited clarifications and responses.

Delphi’s 2020 RCOI and supplier response results represented approximately 98% of Delphi’s total APV from the relevant suppliers. After review of these responses, Delphi consolidated the supplier responses into a single list of unique smelter names which met the definition of a smelter under one of three industry recognized audit protocols. Delphi then reviewed this listing of smelters and compared it to the RMI list of known smelters as well as industry peers to determine if Delphi had identified reasonably all of the smelters in Delphi’s supply chain. As a result of the supplier RCOI process, 337 smelters of 3TG were identified by Delphi’s suppliers.

The large majority of the CMRT responses received from Delphi’s suppliers provided data to Delphi at a total company level, and most of Delphi’s suppliers were unable to specify the smelters or refiners used for the specific components supplied to Delphi during the reporting period. Delphi is therefore unable to determine whether the 3TG reported by Delphi’s suppliers were contained in components or parts supplied to Delphi during the reporting period. Delphi is also unable to verify that all of the 3TG smelters that Delphi’s suppliers identified were part of Delphi’s supply chain. Based on the information provided by Delphi’s suppliers, Delphi made a reasonable and good faith effort to collect and evaluate the information concerning 3TG smelters in Delphi’s supply chain.

Smelter RCOI

Delphi assessed the country of origin information for the Smelters identified by Delphi’s suppliers and was able to further identify the Sourcing Smelters. Due to the overlap between smelter RCOI and smelter due diligence, Delphi’s smelter RCOI process is summarized below in the Due Diligence section of this report.

2.Due Diligence Process

Establishment of Strong Company Management Systems (OECD Step 1)

•Company Policies (1A) - Delphi has adopted a Conflict Minerals Policy which is publicly available at https://delphitechnologies.portal.covisint.com/documents/22821507/22827021/DelphiTechnologiesConflictMineralsPolicy.pdf/6c1dcab0-197a-43be-a811-fbcb47409a3f. Delphi communicated its policy directly to its suppliers as part of the RCOI process, as further described below.

•Internal Management Team (1B) – Prior to BorgWarner’s acquisition of Delphi, Delphi maintained a cross-functional Conflict Minerals Team to support Delphi's supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program, including compliance activities associated with the Rule. The Conflict Minerals Team periodically reported the status of Delphi's Conflict Minerals program to a Conflict Minerals Steering Committee comprised of designated senior management members, including the Senior Vice President, General Counsel, Secretary and Chief Compliance

Exhibit 1.01
Officer; and the Senior Vice President of Global Supply Management. After BorgWarner’s acquisition of Delphi was completed on October 1, 2020, the Delphi Conflict Minerals team was integrated into the BorgWarner cross-functional team.

•System of Supply Chain Controls and Transparency (1C) - Delphi established a system of controls over the Delphi's mineral supply chain, including the implementation of a process to collect information to perform the RCOI and due diligence procedures described below, as well as a risk assessment methodology designed to define, identify, mitigate and manage risks. Should a risk arise, it would be reported to the designated members of senior management that comprise the Conflict Minerals Steering Committee.

Delphi supports an industry-wide approach to addressing social responsibility matters regarding Conflict Minerals. During the 2020 reporting period, Delphi was an active member in the Automotive Industry Action Group ("AIAG").

•Supplier Engagement (1D) - Due to Delphi’s size and the nature of Delphi’s products, and the corresponding size and depth of Delphi’s supply chain, it is difficult to identify actors upstream from Delphi’s direct suppliers. Delphi relies on Delphi’s suppliers to provide Delphi with information concerning the source and chain of custody of 3TG contained in the products and components they supply. Many of Delphi’s suppliers are also subject to the Rule, and they rely on information provided by their upstream suppliers. Delphi’s standard global contract terms and conditions require suppliers to provide information with respect to the origin of their products supplied to Delphi. Delphi also communicated with suppliers regarding Delphi’s Conflict Minerals program, as detailed in this Conflict Minerals Report, which included direct engagement with Delphi’s suppliers to collect required supplier and smelter RCOI and due diligence data, as further described below. This engagement included providing training to Delphi’s suppliers on Delphi’s Conflict Minerals program, if such assistance was requested by a supplier. Delphi continued to maintain and communicate with Delphi’s suppliers a dedicated email address (CM@Delphi.com) to facilitate supplier communication with Delphi regarding Conflict Minerals. Delphi plans to transition to a new email address @BorgWarner.com for the 2021 program.

As a downstream entity, Delphi drives responsible sourcing through Delphi’s supply chain by exercising due diligence over Delphi’s suppliers’ sourcing of raw materials in their upstream supply chains. Delphi mitigates risks associated with the sourcing of 3TGs by working with Delphi’s suppliers to identify 3TG smelters and refiners and encouraging those facilities to become RMAP Conformant. "Conformant" means that the smelter was listed as conformant with the RMAP assessment protocols. Delphi also supports broader industry efforts to promote responsible mining and sourcing, as further described above.

•Grievance Mechanism (1E) – Delphi has grievance mechanisms through which Delphi’s employees and suppliers can report suspected or potential violations of Delphi’s policies, laws or general ethics or compliance concerns. Delphi maintains an e-mail address (CM@Delphi.com) for suppliers to ask questions, voice concerns and report violations with respect to Delphi’s Conflict Minerals program. Delphi also maintained a reporting system that allows employees and others to ask questions, voice concerns and report violations with respect to Delphi policies confidentially and anonymously. Delphi plans to transition to a new email address @BorgWarner.com for the 2021 program.

Exhibit 1.01
Identification and Assessment of Risks in the Supply Chain (OECD Step 2)

As described in the Reasonable Country of Origin section above, Delphi surveyed its supply base to identify the smelters in its supply chain, as well as the country of origin, source and chain of custody of 3TGs to identify each of the smelters that placed conflict minerals into Delphi’s supply chain, which Delphi believed would facilitate Delphi’s ability to identify the source and chain of custody of the conflict minerals contained in Delphi’s products.

Design and Implement a Strategy to Respond to Risks (OECD Step 3)

In response to the risk assessment described above, Delphi has an approved risk management process through which the conflict minerals program is implemented, managed and monitored. Delphi performs risk mitigation on any high-risk smelter (smelters that are identified as sourcing, or believed to be sourcing, from the Covered Countries) that is not recognized as RMAP Conformant. Delphi’s risk mitigation process was designed in accordance with Step 3B of the OECD Guidance and is reported to the designated members of senior management that comprise the Conflict Minerals Steering Committee in accordance with Step 3A of the OECD Guidance. If there is reason to believe any smelter subject to Delphi’s risk mitigation process was directly or indirectly financing or benefiting armed groups in the Covered Countries, Delphi would initiate action with Delphi’s suppliers for the removal of the smelter from Delphi’s supply base, which is consistent with Step 3B of the OECD Guidance and helps prevent unnecessary boycotts of the Covered Countries.

Third Party Audit of Supply Chain Due Diligence (OECD Step 4)

Delphi utilizes a third party conflict minerals service which relies on the publicly available list of RMAP conformant smelters published by the RMI.

Annual Reporting on Supply Chain Due Diligence (OECD Step 5)

Delphi's Form SD and Conflict Minerals Report (“CMR”) were previously filed annually with the SEC, and copies of Delphi’s previously filed CMRs are available on the SEC’s EDGAR site.

3.Due Diligence Performance and Results

Delphi exercised due diligence on the source and chain of custody of all 3TGs that Delphi identified as sourced, or had reason to believe may have been sourced, from the Covered Countries in accordance with a nationally or internationally recognized due diligence framework.

Delphi designed its smelter RCOI and due diligence processes in accordance with the applicable sections of Steps 2, 3 and 4 of the OECD Guidance. Based on its assessment of the survey responses received from suppliers as part of its RCOI process, Delphi performed smelter RCOI and due diligence measures as described below in a manner consistent with the OECD Guidance on the smelters that were identified by Delphi’s suppliers as potential sources of 3TG in Delphi’s products.

For each 3TG smelter that was identified by Delphi’s suppliers as being in Delphi's supply chain, Delphi attempted to directly engage the smelter to determine whether or not the smelter sourced from the Covered Countries. For smelters that did not respond to direct

Exhibit 1.01
engagement, Delphi reviewed publicly available information to determine if there was any reason to believe that the smelter may have sourced 3TG from the Covered Countries during the reporting period. This information included the most recent report by the United Nations (“U.N.”) Group of Experts on the DRC, publications by non-governmental organizations the Enough Project, Global Witness, Southern Africa Resource Watch and Radio Okapi (the U.N. funded news organization in the conflict region of the DRC) and a search of other publicly available information. For smelters that declared directly (e.g. through correspondence, publicly available conflict minerals policy, or information available on their website), or through their relevant industry association, that they did not source from the Covered Countries, and were not recognized as RMAP Conformant, Delphi reviewed the publicly available information sources listed above to determine if there was any contrary evidence to the smelter’s declaration.

Due Diligence Results

As a result of these procedures, the Sourcing Smelters identified by Delphi’s suppliers may source 3TG from the following Covered Countries: DRC, Rwanda, Burundi, Tanzania, and Uganda.

Of the Sourcing Smelters, 33 were conformant with the RMAP and were accordingly listed on the RMI’s website as RMAP Conformant, meaning that the smelters have been determined to be conformant with the RMAP’s, or an equivalent, independent third-party audit program. Two of the remaining High Risk Smelters are listed as RMAP Active, which means they have committed to undertake an audit, but have not yet completed it.

The following table categorizes the smelters identified by Delphi’s suppliers for all of BorgWarner and Delphi as being in Delphi’s supply chain by 3TG mineral, those identified as sourcing from the Covered Countries and RMAP status:

All compliance status information in the above table is as of April 9, 2021, and is based solely on information made publicly available by the RMI and listed on the RMI website, without independent verification by Delphi. "Conformant" means that the smelter was listed as conformant with the RMAP assessment protocols. "Active" means that the smelter has committed to undergo an RMAP audit or is participating in one of the cross-recognized certification programs. Smelters not listed as Conformant or Active are classified as "Known or

Exhibit 1.01
Believed". Sourcing status information is based on information received directly from the smelters, information received through the RMAP and/or the other public information sources listed above. Included in "Covered Country Sourced" are smelters that Delphi had reason to believe may source from the Covered Countries and included in "Non-Covered Country Sourced" are smelters that Delphi had no reason to believe source from the Covered Countries.

The mines used by these smelters are not publicly available and were not disclosed by these smelters. Through experience gained from participating in the RMI, Delphi concluded that requiring Delphi’s suppliers to complete the CMRT and conducting the due diligence process described above represents the most reasonable efforts Delphi can make at this time to identify the mines and countries of origin of 3TGs contained in Delphi’s products with the greatest possible specificity.

Risk Mitigation

Delphi conducted risk mitigation on the smelters that were identified as sourcing, or believed to be sourcing, from the Covered Countries and that were not recognized as RMAP Conformant. Delphi’s risk mitigation was designed in accordance with Step 3B of the OECD Guidance and was reported to the designated members of senior management that comprise the Conflict Minerals Steering Committee in accordance with Step 3A of the OECD Guidance.

Delphi conducted risk mitigation on ten gold smelters that Delphi had reason to believe may source from the Covered Countries. Delphi identified some smelters based outside the Covered Countries that may be sourcing gold from the Covered Countries that have been included in the ten gold smelters. Based on the information provided by Delphi’s suppliers, the gold provided by these smelters may have been included in products that Delphi manufactured in 2020.

Delphi’s risk mitigation process included performing additional due diligence to determine if there was any reason to believe the smelter directly or indirectly financed or benefited armed groups in the Covered Countries. This additional due diligence included further review of the publicly available information sources noted above to determine if there was any reason to believe the smelter directly or indirectly financed or benefited armed groups in the Covered Countries, verifying with internal stakeholders and relevant suppliers whether 3TGs from the smelter were actually in Delphi’s supply chain in the 2020 reporting period and direct engagement with each high risk smelter to verify risk and to encourage the smelter to become RMAP Conformant. Delphi has initiated action with Delphi’s suppliers for the removal of all ten of these smelters from Delphi’s supply base, which is consistent with Step 3B of the OECD Guidance and helps prevent unnecessary boycotts of the Covered Countries.

Continuous Improvement of Supply Chain Due Diligence

The activities undertaken by BorgWarner and Delphi as described have helped to mitigate the risk that the 3TG materials necessary to BorgWarner’s and Delphi’s products benefited armed groups in the Covered Countries. Going forward, BorgWarner and Delphi intend to take the following steps to improve our combined due diligence process and further mitigate the risk that the 3TG materials necessary to our combined products benefit armed groups:

1.Continue to strengthen BorgWarner’s and Delphi’s engagement with their suppliers regarding Conflict Minerals, including requiring CMRT information from key suppliers and any new supplier;

Exhibit 1.01

2.Continue to drive BorgWarner’s and Delphi’s suppliers to obtain current, accurate, and complete information from their supply chain about their smelters and refiners of Conflict Minerals;

3.Encourage smelters identified as part of BorgWarner’s and Delphi’s combined supply chain which are sourcing, or believed to be sourcing, from the Covered Countries to be audited and certified to a protocol recognized by the RMAP, either directly or indirectly through suppliers and/or relevant industry partnerships, including follow-up in 2021 on smelters that required risk mitigation in 2020; and

4.Evaluate participation in relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Additional Risk Factors

The statements within are based on the RCOI process and due diligence performed in good faith by BorgWarner and Delphi and are based on the information available at the time. A number of factors could introduce errors or otherwise affect the statements made within. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions in information provided by suppliers, errors or omissions in information provided by smelters, confusion by suppliers over requirements of the SEC final rule, gaps in supplier education and knowledge, errors or omissions in public information, translation of public data, oversights or errors in conflict-free smelter audits, Covered Country-sourced materials being declared secondary materials, illegally tagged conflict minerals from Covered Countries being introduced into the supply chain, and smuggling of Conflict Minerals from Covered Countries to countries beyond the Covered Countries.

This Conflict Minerals Report was not subjected to an independent private sector audit.

Exhibit 1.01
Appendix A - smelter list
•Includes: mineral, smelter/refinery name, location, and RMI audit status

3TG Metal	Standard Smelter Name	Smelter ID
Gold	8853 S.p.A.	CID002763
Gold	Abington Reldan Metals, LLC	CID002708
Gold	Advanced Chemical Company	CID000015
Gold	African Gold Refinery	CID003185
Gold	Aida Chemical Industries Co., Ltd.	CID000019
Gold	Al Etihad Gold Refinery DMCC	CID002560
Gold	Alexy Metals	CID003500
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	CID000035
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	CID000041
Gold	AngloGold Ashanti Córrego do Sítio Mineração	CID000058
Gold	Argor-Heraeus S.A.	CID000077
Gold	Asahi Pretec Corp.	CID000082
Gold	Asahi Refining Canada Ltd.	CID000924
Gold	Asahi Refining USA Inc.	CID000920
Gold	Asaka Riken Co., Ltd.	CID000090
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103
Gold	AU Traders and Refiners	CID002850
Gold	Augmont Enterprises Private Limited	CID003461
Gold	Aurubis AG	CID000113
Gold	Bangalore Refinery	CID002863
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	CID000128
Gold	Boliden AB	CID000157
Gold	C. Hafner GmbH + Co. KG	CID000176
Gold	C.I Metales Procesados Industriales SAS	CID003421
Gold	Caridad	CID000180
Gold	CCR Refinery - Glencore Canada Corporation	CID000185
Gold	Cendres + Métaux S.A.	CID000189
Gold	CGR Metalloys Pvt Ltd.	CID003382
Gold	Chimet S.p.A.	CID000233
Gold	Chugai Mining	CID000264
Gold	Daye Non-Ferrous Metals Mining Ltd.	CID000343
Gold	Degussa Sonne / Mond Goldhandel GmbH	CID002867
Gold	Dijllah Gold Refinery FZC	CID003348
Gold	DODUCO Contacts and Refining GmbH	CID000362
Gold	Dowa	CID000401
Gold	DS PRETECH Co., Ltd.	CID003195
Gold	DSC (Do Sung Corporation)	CID000359
Gold	Eco-System Recycling Co., Ltd. East Plant	CID000425
Gold	Eco-System Recycling Co., Ltd. North Plant	CID003424

Exhibit 1.01

Gold	Eco-System Recycling Co., Ltd. West Plant	CID003425
Gold	Emerald Jewel Industry India Limited (Unit 1)	CID003487
Gold	Emerald Jewel Industry India Limited (Unit 2)	CID003488
Gold	Emerald Jewel Industry India Limited (Unit 3)	CID003489
Gold	Emerald Jewel Industry India Limited (Unit 4)	CID003490
Gold	Emirates Gold DMCC	CID002561
Gold	Fidelity Printers and Refiners Ltd.	CID002515
Gold	Fujairah Gold FZC	CID002584
Gold	Geib Refining Corporation	CID002459
Gold	Gold Coast Refinery	CID003186
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	CID002243
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	CID001909
Gold	Guangdong Jinding Gold Limited	CID002312
Gold	Gujarat Gold Centre	CID002852
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CID000651
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CID000671
Gold	Heimerle + Meule GmbH	CID000694
Gold	Henan Yuguang Gold & Lead Co., Ltd.	CID002519
Gold	Heraeus Metals Hong Kong Ltd.	CID000707
Gold	Heraeus Precious Metals GmbH & Co. KG	CID000711
Gold	Hunan Chenzhou Mining Co., Ltd.	CID000767
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CID000773
Gold	HwaSeong CJ Co., Ltd.	CID000778
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CID000801
Gold	International Precious Metal Refiners	CID002562
Gold	Ishifuku Metal Industry Co., Ltd.	CID000807
Gold	Istanbul Gold Refinery	CID000814
Gold	Italpreziosi	CID002765
Gold	JALAN & Company	CID002893
Gold	Japan Mint	CID000823
Gold	Jiangxi Copper Co., Ltd.	CID000855
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927
Gold	JSC Uralelectromed	CID000929
Gold	JX Nippon Mining & Metals Co., Ltd.	CID000937
Gold	K.A. Rasmussen	CID003497
Gold	Kaloti Precious Metals	CID002563
Gold	Kazakhmys Smelting LLC	CID000956
Gold	Kazzinc	CID000957
Gold	Kennecott Utah Copper LLC	CID000969
Gold	KGHM Polska Miedź Spółka Akcyjna	CID002511
Gold	Kojima Chemicals Co., Ltd.	CID000981
Gold	Korea Zinc Co., Ltd.	CID002605
Gold	Kundan Care Products Ltd.	CID003463

Exhibit 1.01

Gold	Kyrgyzaltyn JSC	CID001029
Gold	Kyshtym Copper-Electrolytic Plant ZAO	CID002865
Gold	L'azurde Company For Jewelry	CID001032
Gold	L'Orfebre S.A.	CID002762
Gold	Lingbao Gold Co., Ltd.	CID001056
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CID001058
Gold	LS-NIKKO Copper Inc.	CID001078
Gold	LT Metal Ltd.	CID000689
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CID001093
Gold	Marsam Metals	CID002606
Gold	Materion	CID001113
Gold	Matsuda Sangyo Co., Ltd.	CID001119
Gold	MD Overseas	CID003548
Gold	Metal Concentrators SA (Pty) Ltd.	CID003575
Gold	Metallix Refining Inc.	CID003557
Gold	Metalor Technologies (Hong Kong) Ltd.	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd.	CID001152
Gold	Metalor Technologies (Suzhou) Ltd.	CID001147
Gold	Metalor Technologies S.A.	CID001153
Gold	Metalor USA Refining Corporation	CID001157
Gold	Metalúrgica Met-Mex Peñoles S.A. De C.V.	CID001161
Gold	Mitsubishi Materials Corporation	CID001188
Gold	Mitsui Mining and Smelting Co., Ltd.	CID001193
Gold	MMTC-PAMP India Pvt., Ltd.	CID002509
Gold	Modeltech Sdn Bhd	CID002857
Gold	Morris and Watson	CID002282
Gold	Moscow Special Alloys Processing Plant	CID001204
Gold	Nadir Metal Rafineri San. Ve Tic. A.Ş.	CID001220
Gold	Navoi Mining and Metallurgical Combinat	CID001236
Gold	NH Recytech Company	CID003189
Gold	Nihon Material Co., Ltd.	CID001259
Gold	Ögussa Österreichische Gold- und Silber-Scheideanstalt GmbH	CID002779
Gold	Ohura Precious Metal Industry Co., Ltd.	CID001325
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	CID001326
Gold	OJSC Novosibirsk Refinery	CID000493
Gold	PAMP S.A.	CID001352
Gold	Pease & Curren	CID002872
Gold	Penglai Penggang Gold Industry Co., Ltd.	CID001362
Gold	Planta Recuperadora de Metales SpA	CID002919
Gold	Prioksky Plant of Non-Ferrous Metals	CID001386
Gold	PT Aneka Tambang (Persero) Tbk	CID001397
Gold	PX Précinox S.A.	CID001498
Gold	QG Refining, LLC	CID003324

Exhibit 1.01

Gold	Rand Refinery (Pty) Ltd.	CID001512
Gold	Refinery of Seemine Gold Co., Ltd.	CID000522
Gold	REMONDIS PMR B.V.	CID002582
Gold	Royal Canadian Mint	CID001534
Gold	SAAMP	CID002761
Gold	Sabin Metal Corp.	CID001546
Gold	Safimet S.p.A	CID002973
Gold	SAFINA A.S.	CID002290
Gold	Sai Refinery	CID002853
Gold	Samduck Precious Metals	CID001555
Gold	SAMWON Metals Corp.	CID001562
Gold	Sancus ZFS (L’Orfebre, SA)	CID003529
Gold	SAXONIA Edelmetalle GmbH	CID002777
Gold	Sellem Industries Ltd.	CID003540
Gold	SEMPSA Joyería Platería S.A.	CID001585
Gold	Shandong Humon Smelting Co., Ltd.	CID002525
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CID001619
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CID001622
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	CID002527
Gold	Shirpur Gold Refinery Ltd.	CID002588
Gold	Sichuan Tianze Precious Metals Co., Ltd.	CID001736
Gold	Singway Technology Co., Ltd.	CID002516
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	CID001756
Gold	Solar Applied Materials Technology Corp.	CID001761
Gold	Sovereign Metals	CID003383
Gold	State Research Institute Center for Physical Sciences and Technology	CID003153
Gold	Sudan Gold Refinery	CID002567
Gold	Sumitomo Metal Mining Co., Ltd.	CID001798
Gold	SungEel HiMetal Co., Ltd.	CID002918
Gold	Super Dragon Technology Co., Ltd.	CID001810
Gold	T.C.A S.p.A	CID002580
Gold	Tanaka Kikinzoku Kogyo K.K.	CID001875
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	CID001916
Gold	Tokuriki Honten Co., Ltd.	CID001938
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CID001947
Gold	Tony Goetz NV	CID002587
Gold	TOO Tau-Ken-Altyn	CID002615
Gold	Torecom	CID001955
Gold	Umicore Precious Metals Thailand	CID002314
Gold	Umicore S.A. Business Unit Precious Metals Refining	CID001980
Gold	United Precious Metal Refining, Inc.	CID001993
Gold	Valcambi S.A.	CID002003
Gold	Western Australian Mint (T/a The Perth Mint)	CID002030

Exhibit 1.01

Gold	WIELAND Edelmetalle GmbH	CID002778
Gold	Yamakin Co., Ltd.	CID002100
Gold	Yokohama Metal Co., Ltd.	CID002129
Gold	Yunnan Copper Industry Co., Ltd.	CID000197
Gold	Zhongkuang Gold Industry Co., Ltd.	CID002214
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CID002224
Tantalum	Asaka Riken Co., Ltd.	CID000092
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CID000211
Tantalum	D Block Metals, LLC	CID002504
Tantalum	Exotech Inc.	CID000456
Tantalum	F&X Electro-Materials Ltd.	CID000460
Tantalum	FIR Metals & Resource Ltd.	CID002505
Tantalum	Global Advanced Metals Aizu	CID002558
Tantalum	Global Advanced Metals Boyertown	CID002557
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	CID000616
Tantalum	H.C. Starck Co., Ltd.	CID002544
Tantalum	H.C. Starck Hermsdorf GmbH	CID002547
Tantalum	H.C. Starck Inc.	CID002548
Tantalum	H.C. Starck Ltd.	CID002549
Tantalum	H.C. Starck Smelting GmbH & Co. KG	CID002550
Tantalum	H.C. Starck Tantalum and Niobium GmbH	CID002545
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CID002492
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CID002512
Tantalum	Jiangxi Tuohong New Raw Material	CID002842
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914
Tantalum	Jiujiang Tanbre Co., Ltd.	CID000917
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CID002506
Tantalum	KEMET Blue Metals	CID002539
Tantalum	LSM Brasil S.A.	CID001076
Tantalum	Metallurgical Products India Pvt., Ltd.	CID001163
Tantalum	Mineração Taboca S.A.	CID001175
Tantalum	Mitsui Mining & Smelting	CID001192
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CID001277
Tantalum	NPM Silmet AS	CID001200
Tantalum	PRG Dooel	CID002847
Tantalum	QuantumClean	CID001508
Tantalum	Resind Indústria e Comércio Ltda.	CID002707
Tantalum	Solikamsk Magnesium Works OAO	CID001769
Tantalum	Taki Chemical Co., Ltd.	CID001869
Tantalum	Telex Metals	CID001891
Tantalum	Ulba Metallurgical Plant JSC	CID001969
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	CID002508
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CID001522

Exhibit 1.01

Tin	Alpha	CID000292
Tin	An Vinh Joint Stock Mineral Processing Company	CID002703
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CID000228
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CID003190
Tin	China Tin Group Co., Ltd.	CID001070
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	CID003486
Tin	CRM Synergies	CID003524
Tin	CV Ayi Jaya	CID002570
Tin	CV Venus Inti Perkasa	CID002455
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CID003356
Tin	Dowa	CID000402
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572
Tin	EM Vinto	CID000438
Tin	Estanho de Rondônia S.A.	CID000448
Tin	Fenix Metals	CID000468
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	CID003410
Tin	Gejiu Fengming Metallurgy Chemical Plant	CID002848
Tin	Gejiu Kai Meng Industry and Trade LLC	CID000942
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CID001908
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CID000555
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CID003116
Tin	HuiChang Hill Tin Industry Co., Ltd.	CID002844
Tin	Jiangxi New Nanshan Technology Ltd.	CID001231
Tin	Luna Smelter, Ltd.	CID003387
Tin	Ma'anshan Weitai Tin Co., Ltd.	CID003379
Tin	Magnu's Minerais Metais e Ligas Ltda.	CID002468
Tin	Malaysia Smelting Corporation (MSC)	CID001105
Tin	Melt Metais e Ligas S.A.	CID002500
Tin	Metallic Resources, Inc.	CID001142
Tin	Metallo Belgium N.V.	CID002773
Tin	Metallo Spain S.L.U.	CID002774
Tin	Mineração Taboca S.A.	CID001173
Tin	Minsur	CID001182
Tin	Mitsubishi Materials Corporation	CID001191
Tin	Modeltech Sdn Bhd	CID002858
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573
Tin	Novosibirsk Processing Plant Ltd.	CID001305
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	CID001314
Tin	O.M. Manufacturing Philippines, Inc.	CID002517
Tin	Operaciones Metalúrgicas S.A.	CID001337
Tin	Pongpipat Company Limited	CID003208
Tin	Precious Minerals and Smelting Limited	CID003409

Exhibit 1.01

Tin	PT Aries Kencana Sejahtera	CID000309
Tin	PT Artha Cipta Langgeng	CID001399
Tin	PT ATD Makmur Mandiri Jaya	CID002503
Tin	PT Babel Inti Perkasa	CID001402
Tin	PT Babel Surya Alam Lestari	CID001406
Tin	PT Bangka Serumpun	CID003205
Tin	PT Bukit Timah	CID001428
Tin	PT Cipta Persada Mulia	CID002696
Tin	PT Lautan Harmonis Sejahtera	CID002870
Tin	PT Menara Cipta Mulia	CID002835
Tin	PT Mitra Stania Prima	CID001453
Tin	PT Mitra Sukses Globalindo	CID003449
Tin	PT Prima Timah Utama	CID001458
Tin	PT Rajawali Rimba Perkasa	CID003381
Tin	PT Rajehan Ariq	CID002593
Tin	PT Refined Bangka Tin	CID001460
Tin	PT Stanindo Inti Perkasa	CID001468
Tin	PT Timah Nusantara	CID001486
Tin	PT Timah Tbk Kundur	CID001477
Tin	PT Timah Tbk Mentok	CID001482
Tin	PT Tinindo Inter Nusa	CID001490
Tin	Resind Indústria e Comércio Ltda.	CID002706
Tin	Rui Da Hung	CID001539
Tin	Soft Metais Ltda.	CID001758
Tin	Super Ligas	CID002756
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	CID002834
Tin	Thaisarco	CID001898
Tin	Tin Technology & Refining	CID003325
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	CID002574
Tin	VQB Mineral and Trading Group JSC	CID002015
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158
Tin	Yunnan Tin Company Limited	CID002180
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CID003397
Tungsten	A.L.M.T. Corp.	CID000004
Tungsten	ACL Metais Eireli	CID002833
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	CID003427
Tungsten	Artek LLC	CID003553
Tungsten	Asia Tungsten Products Vietnam Ltd.	CID002502
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	CID002513
Tungsten	China Molybdenum Co., Ltd.	CID002641
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CID000258
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	CID000281

Exhibit 1.01

Tungsten	Cronimet Brasil Ltda	CID003468
Tungsten	Fujian Ganmin RareMetal Co., Ltd.	CID003401
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	CID002645
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	CID000875
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CID002494
Tungsten	GEM Co., Ltd.	CID003417
Tungsten	Global Tungsten & Powders Corp.	CID000568
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CID000218
Tungsten	H.C. Starck Smelting GmbH & Co. KG	CID002542
Tungsten	H.C. Starck Tungsten GmbH	CID002541
Tungsten	Hunan Chenzhou Mining Co., Ltd.	CID000766
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	CID000769
Tungsten	Hunan Litian Tungsten Industry Co., Ltd.	CID003182
Tungsten	Hydrometallurg, JSC	CID002649
Tungsten	Japan New Metals Co., Ltd.	CID000825
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CID002551
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CID002321
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CID002313
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CID002318
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CID002317
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CID002316
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	CID003408
Tungsten	Kennametal Fallon	CID000966
Tungsten	Kennametal Huntsville	CID000105
Tungsten	KGETS Co., Ltd.	CID003388
Tungsten	Lianyou Metals Co., Ltd.	CID003407
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CID002319
Tungsten	Masan Tungsten Chemical LLC (MTC)	CID002543
Tungsten	Moliren Ltd.	CID002845
Tungsten	Niagara Refining LLC	CID002589
Tungsten	NPP Tyazhmetprom LLC	CID003416
Tungsten	Philippine Chuangxin Industrial Co., Inc.	CID002827
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	CID001889
Tungsten	Unecha Refractory Metals Plant	CID002724
Tungsten	Wolfram Bergbau und Hütten AG	CID002044
Tungsten	Woltech Korea Co., Ltd.	CID002843
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CID002320
Tungsten	Xiamen Tungsten Co., Ltd.	CID002082
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	CID002830